FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of April 2006

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F     ☒     Form     40-F     ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐     No     ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   ]

NBG may file a registration statement (including a prospectus) with the SEC for the rights offering referred to in this letter. Before you invest, you should read the prospectus in that registration statement and other documents that NBG has filed with the SEC for more complete information about NBG and the rights offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov

NATIONAL BANK OF GREECE

To:

Athens Exchange S.A.

Listed Shares Issuers’ Services

For the attention of Mr. S. Kyritsis, Manager

Athens, 6 April 2006	Prot. No 201308

Dear Mr Kyritsis,

National Bank of Greece’s Board of Directors has decided to propose a share capital increase with a view to acquiring Finansbank. The Bank’s Board has further decided to include this matter in the agenda of the Ordinary General Meeting of Shareholders, now set for 27 April 2006 instead of 2 May 2006, the date originally announced. Accordingly, the dividend cut-off date changes from 5 May to 3 May and the dividend payment commencement date changes from 16 May to 12 May 2006 also.

Please find enclosed herewith the Invitation to National Bank’s Ordinary General Meeting of Shareholders, the Board of Directors’ Report to the General Meeting regarding the share capital increase and Credit Swiss’s Report to the Board of Directors.

Yours faithfully.
Ioannis Kyriakopoulos
Manager
Financial and Management
Accounting Division

NBG may file a registration statement (including a prospectus) with the SEC for the rights offering referred to in this invitation. Before you invest, you should read the prospectus in that registration statement and other documents that NBG has filed with the SEC for more complete information about NBG and the rights offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov

NATIONAL BANK OF GREECE

INVITATION TO THE BANK’S

ORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON THURSDAY, 27 APRIL 2006, AT 14:00 HOURS

Pursuant to the provisions for Sociétés Anonymes (Companies’ Act 2190/1920) and for dematerialized shares (Law 2396/96), and to the Bank’s Articles of Association (Article 11) and Board of Directors’ resolution dated 3 April 2006, the Shareholders of banking Société Anonyme National Bank of Greece S.A., whose registered office is at Eolou 86, Athens, Greece, are invited to the Bank’s Ordinary General Meeting to be held at 14:00 hours on Thursday, 27 April 2006, at Eolou 93 (Megaro Mela), Athens, with the following agenda:

1.             Submission for approval of the Board of Directors’ and the Auditors’ Reports on the annual financial statements for the financial year 2005 (i.e. 1 January 2005 – 31 December 2005).

2.             Submission for approval of the annual financial statements of the Bank for the year 2005 (i.e. 1 January 2005– 31 December 2005), as well as of the proforma transformation balance sheets and income statements as at 31 May 2005 and 31 July 2005 of the companies (a) National Investment Company S.A. and (b) National Real Estate S.A., respectively, merged through absorption by National Bank of Greece. Approval of distribution of profits and payment of dividend.

3.             Discharge of the members of the Board of Directors and the Auditors of National Bank of Greece, as well as of the members of the Board of Directors and the Auditors of the companies (a) National Investment Company S.A. and (b) National Real Estate S.A., merged through absorption by National Bank of Greece, from any liability for indemnity regarding the annual financial statements and management for the year 2005 (i.e. 1 January 2005 – 31 December 2005).

4.             Approval of the remunerations of the members of the Bank’s Board of Directors for the financial year 2005 (pursuant to Companies’ Act 2190/1920 Article 24, par. 2), as well as of the Chief Executive Officer’s and the Deputy Chief Executive Officer’s contracts and remunerations until the Ordinary General Meeting of 2007. Determination of the remunerations of non-executive members of the Board of Directors until the Ordinary General Meeting of 2007. Approval of the remunerations of the BoD members of the companies (a) National Investment Company S.A. and (b) National Real Estate S.A., merged through absorption by National Bank of Greece, for the year 2005.

5.             Approval of the members of the Board of Directors’, General Managers’ and Managers’ participation in the Board of Directors or in the management of NBG Group companies pursuing similar or related business goals (as per Companies’ Act 2190/1920, Article 23, par. 1 and the Bank’s Articles of Association, Article 30, par. 1).

6.             Ratification of the election of a BoD member in replacement of a resigned BoD member of National Real Estate S.A., merged through absorption by the Bank.

7.             Election of regular and substitute Certified Auditors for the Bank’s financial statements and the Group’s consolidated financial statements, and determination of their remuneration, for 2006.

8.             Approval of own shares buy-back programme in accordance with Article 16, par. 5 et seq. of Companies’ Act 2190/1920.

9.             Approval/Change in the use of the balance of funds raised by the absorbed National Real Estate S.A..

10.           Amendment of the existing and approval of a new stock options programme enabling the executive members of the Board of Directors, management officers and staff of National Bank of Greece and its affiliated companies to acquire shares of the Bank, pursuant to Companies’ Act 2190/1920 Article 13 par. 9, as amended.

11.           Amendment of Articles 5, 21, 22, 23, 24 of the Bank’s Articles of Association.

12.           The Bank’s share capital increase through payment in cash of up to euro 3 billion, observing the pre-emptive rights of the existing shareholders. Board of Directors’ authorization for the settlement of any fractional rights and offering of any unsubscribed shares. Amendment of Articles 4 and 39 of the Bank’s Articles of Association referring to share capital due to the said increase.

13.           Other announcements and approvals.

According to the law and the Bank’s Articles of Association, Shareholders who wish to participate in the Ordinary General Meeting in person or by proxy are requested to proceed as follows:

1.             Shareholders of dematerialized shares not held in the Special Securities Account with the Central Securities Depository S.A. should have their shares blocked, in all or in part, via their Securities Account Operators. Shareholders should subsequently submit the relevant certification, issued by the Central Securities Depository S.A. and supplied to them by their Securities Account Operators, to the Bank (Head Office, network branches or the Shareholders Department at Eolou 93, Athens) at least five (5) days before the date of the General Meeting (i.e. by Holy Wednesday, 19 April 2006).

2.             Shareholders of dematerialized shares which are held in the Special Securities Account with the Central Securities Depository S.A. should have their shares blocked, in all or in part, directly through the Central Securities Depository S.A., by written declaration; the relevant certification issued to the Shareholders by the above-mentioned institution will subsequently be submitted by them to the Bank (Head Office, network branches or the Shareholders Department at Eolou 93, Athens) at least five (5) days before the date of the General Meeting (i.e. by Holy Wednesday, 19 April 2006).

3.             Shareholders of non-dematerialized shares or depository documents will have to deposit them with the Bank (Head Office and network branches), or with the Deposit and Loans Fund or with any banking corporation in Greece at least five (5) days before the General Meeting (i.e. by Holy Wednesday, 19 April 2006). Shareholders abroad should deposit their shares with any local NBG Unit (Branch or Representative Office), as applicable, otherwise with any other accredited bank. They should also ensure that the relevant share deposit receipts are submitted to the Bank by the above deadline.

Shareholders who are legal entities are further required to submit their legalization documents to the Bank, according to the law, within the same time limits as above, unless they have already supplied them to an NBG Unit, in which case they need only specify in their proxy the NBG Unit with which their documents are held.

In the event that Shareholders wish to be represented by proxy, their representation documents should also be submitted to the Bank by Holy Wednesday, 19 April 2006.

For their convenience, Shareholders who wish to participate in the General Meeting are also offered the option to authorize the Bank to block their shares on their behalf, in which case they are requested to contact the Shareholders Department (Tel. Nos. +30 210 334 3414/16/21/26/28/60/94, and Fax. Nos. +30 210 334 3404/06/10).

Athens, 4 April 2006
By order of the Board of Directors

EFSTRATIOS-GEORGE (TAKIS) ARAPOGLOU
Chairman and Chief Executive Officer

NATIONAL BANK OF GREECE

NBG may file a registration statement (including a prospectus) with the SEC for the rights offering referred to in this report.  Before you invest, you should read the prospectus in that registration statement and other documents that NBG has filed with the SEC for more complete information about NBG and the rights offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov

REPORT

TO THE GENERAL MEETING OF SHAREHOLDERS

OF NATIONAL BANK OF GREECE S.A.

ON THE SHARE CAPITAL INCREASE OF

NATIONAL BANK OF GREECE S.A. FOR THE ACQUISITION OF FINANSBANK A.S.

INTRODUCTION

At its meeting of 3 April 2006, the board decided to propose to NBG’s General Meeting of Shareholders an increase by up to €3 billion in the Bank’s share capital through payment in cash and with pre-emptive rights. The funds raised will be used to finance part of the acquisition of a majority interest in the Turkish banking corporation Finansbank A.S. The board considers the merger to be in the interests of NBG and its shareholders, given that:

•      Turkey, with a population of over 70 million and GDP of €367 billion, is the largest growing economy in Southeast Europe.

•      In recent years, the Turkish economy has entered a phase of stability and growth with the implementation of reforms proposed by the IMF.

•      Macroeconomic stability and prospects of entry into the EU favour the growth of the banking sector and the penetration of international banking capital into the country.

•      Finansbank presents a particularly interesting story, due to its substantial market share, sound organisational structure, top quality management and anticipated synergies.

1.   REPORT ON THE USE OF PROCEEDS FROM THE PREVIOUS RIGHTS ISSUE

The last increase in the share capital of NBG took place pursuant to approval by the Repeat General Meeting of shareholders on 6 April 1999. The total funds raised amounted to Greek Drachma (Dr)170,694,776,000 (€500,938,447.5) through the rights issue of 14,843,024 new shares with a par value of Dr1,450 (€4.26) each, at a price of Dr11,500 (€33.75) each. As a result, NBG’s share capital increased by Dr21,522,384,800 or €63,161,804.26. According to the audited chart below, these funds were used in the fiscal years 1999 and 2000 as follows:

		Prospectus estimates	Actual used	amounts
		(Dr millions)
(a)	Expansion of NBG’s business – maintenance of capital adequacy ratio	50,000		56,095
(b)	Expansion abroad	11,000		12,136
(c)	Capital expenditure on technology & equipment	31,000		31,750
(d)	Participation in rights issues of affiliates	30,000		50,186
(e)	Facilitate investments in Greece and abroad	48,695		82,199
Total		170,695		232,366

2.   INVESTMENT PLAN

A key pillar of NBG’s strategy is to become a strong regional force in Southeast Europe and the East Mediterranean. Further expansion of activities in SE Europe and the East Mediterranean are key objectives of NBG due to the substantial growth prospects, as well as the geographical proximity to Greece, of the countries concerned.

Key components of this strategy are:

•      To maintain NBG’s leading position in the wider region of SE Europe with a view to sustaining high business growth, and

•      To optimise the allocation of funds invested so as to achieve higher returns for shareholders.

Turkey forms an integral part of NBG’s strategic interest areas. Since 2000, NBG has been running a representative office in Istanbul to examine potential investment targets in Turkey. In early 2006, it was announced that the principal shareholder of Finansbank intended to sell a majority interest in the bank via its financial advisor Morgan Stanley.

Finansbank holds a strong position in the Turkish market. With substantial competitive advantages in retail and SME banking, high ROEs, and a highly regarded management team, Finansbank represents a strong partner for NBG in the Turkish market. In the board’s opinion, the controlling interest in Finansbank is being acquired on attractive financial terms:

•      Expected to be EPS accretive after closing,

•      An acquired 2005 P/E mulitple of 17.8x, which compares with the equivalent 2005 P/E multiple for NBG of 18.0x, and

•      Material future synergies should arise chiefly as a result of the improvement in the capital structure of Finansbank.

The acquisition of Finansbank by NBG will instantly create a very substantial banking group among the dynamic economies of SE Europe (active in seven countries in the region outside Greece) comprised of:

•      Banking activities in Greece, Turkey, Albania, Romania, Bulgaria, Serbia & Montenegro, FYROM, and Cyprus.

•      Total assets of €65.8 billion, customer loans of €35.9 billion and customer deposits of €47.2 billion, as at 31 December 2005.

•      Over 10 million customers, serviced through a combined network of 1,060 branches.

In the short term, NBG expects substantial synergies to arise from the acquisition of Finansbank. It is expected that the main sources of these synergies will be as follows:

•      The wholesale funding advantages for Finansbank, as part of an overall more strongly rated group. Finansbank’s long-term credit ratings are Baa3 by Moody’s and BB- by Fitch, compared with NBG’s long-term credit ratings of A2 by Moody’s, A- by Fitch and BBB+ by Standard & Poor’s.

•      Reduction of overall interest cost through funding of Finansbank’s high loan growth with NBG’s euro-denominated deposit surplus. As at 31 December 2005, NBG had a loans-to-deposits ratio of 68.1% versus a corresponding ratio of 133.6% at Finansbank.

•      Improvement in the Group’s capital structure, with Finansbank benefiting from the economic risk capital diversification benefits of belonging to a well-rated and diversified international banking group.

•      Shared best practice between the two banks, with NBG’s recognised strengths in mortgages, insurance and asset management, and Finansbank’s strengths in credit cards and SME banking.

•      Optimisation of the SE Europe cost base in areas such as back office processing and IT.

Destination of funds raised through the share capital increase

NBG intends to use the new funds mainly for the purpose of financing its investment programme in the region of its strategic interest. On 3 April 2006, NBG agreed to acquire from FIBA Holding and its affiliates a 46.0% interest in the Ordinary Shares of Finansbank and 100.0% (100 shares) of the Founder Shares for a total consideration of US$2,774 million (€2,291 million) (the “Finansbank Consideration”), of which US$2,323 million (€1,918 million) relates to the Ordinary Shares and US$451 million (€372 million) relates to the Founder Shares. Under the agreement, the following Finansbank subsidiaries (the “Non-Turkish Business”) are excluded from the acquisition:  Finans International Holding (which includes Finans Suisse, Finans Holland, Finans Russia, Finans Leasing Romania), and Finans Romania. Finansbank’s holdings in these companies shall be transferred to FIBA Holding prior to completion of the transaction. The book value of these holdings amounts to $277 million (approximately €229 million), while the fair price has been estimated by an independent international accounting firm to be US$580 million (€483 million).

Turkish legislation requires any person acquiring more than 25% of the share capital of a company listed on the Istanbul Stock Exchange to launch a Mandatory Offer to all the shareholders of the company for the purchase of their shares. NBG, on receiving the necessary approvals from regulatory authorities and following initial acquisition of 100% of the Founder Shares and 46.0% of the Ordinary Shares of Finansbank, intends to launch a Mandatory Offer (the “Mandatory Offer”) for the remaining 44.3% of Finansbank’s Ordinary Shares, which are not controlled by FIBA Holding. If all shareholders of Finansbank, with the exception of FIBA Holding, offer their shares, NBG will acquire 90.3% of the total Ordinary Shares of Finansbank. In any case, FIBA Holding has agreed to sell to NBG sufficient Ordinary Shares such that NBG will achieve a 50.01% ownership position (and corresponding voting rights) in Finansbank upon completion of the Mandatory Offer. Given the price per share for 46%, and assuming that the Mandatory Offer will be at the same price per share (in accordance with Turkish legislation), the maximum total price should be in the region of €4,160 million. This amount (a) requires substantial available funds, and (b) creates goodwill resulting in a significant reduction in the capital adequacy ratio of NBG.

Furthermore, NBG is expected to incur pre-tax fees and costs associated with the transaction and the subsequent rights offering of around €75 million.

The agreed price to be paid to FIBA Holding for the purchase of Finansbank will be paid in July 2006 and the Mandatory Offer will take place at the end of the third quarter of 2006, while the minority shareholders of Finansbank will receive payment during the fourth quarter of 2006.

NBG intends to use the funds raised from the proposed rights issue for the purpose of financing these transactions.

3.   FINANSBANK

Finansbank, established in 1987, has been listed on the Istanbul Stock Exchange since 1990. It is the eighth largest bank in Turkey and the fifth private bank, in terms of assets.

Business activity

Finansbank’s business strategy and activity so far has focused on effectively exploiting the rapidly growing Turkish economy.

The key features of its strategy are as follows:

•      Development of a sales culture at all levels across the organisation, based on continuous training and performance-linked remuneration for each employee.

•      Customer segmentation and product alignment through an extensive network of 209 branches, 411 ATMs, phone and electronic banking and an equally extensive network of business associates.

•      Use of advanced I.T. systems for effective collection and processing of customer data with a view to maximising cross-selling potential.

•      Focusing on SME business, a particularly profitable segment of the Turkish market, while also maintaining a presence in commercial and corporate banking, especially as project finance manager.

Organisation structure

Finansbank’s organisation structure is centred on the groups of products it offers:

•      Retail banking (consumer and mortgage loans)

•      Credit cards

•      SME Banking

•      Commercial Banking

•      Corporate Banking

•      Private Banking

These units are supplemented by the following subsidiaries: Finans Invest (investment banking), Finans Leasing and Finans Asset Management (Mutual fund management).

Share capital composition and ownership structure

Finansbank has issued 9.5 billion ordinary shares and 100 Founder Shares, of which the latter have no voting rights.

The owners of Founder shares are entitled to a special 10% dividend on net profit after tax following payment of the ‘first dividend’ (i.e. 5% on the company’s share capital) to shareholders. Finansbank had chosen not to distribute dividends to shareholders so far, whereas it paid each year the special dividend to the holders of Founder Shares.

Finansbank’s ordinary shares are listed on the Istanbul Stock Exchange (closing price as at 31 March 2006: New Turkish Lira (YTL) 7.70/10 per tradable share (each tradable share represents 10 ordinary shares), market capitalisation YTL 6.7 million). The Group’s ordinary share ownership structure as at 3 November 2005 is set out in the Table below:

Shareholder	No of shares (mil.)	Shareholding percentage
Fiba Holding A.S	3,154	33.2
Fina Holding A.S	1,426	15.0
Girisim Faktoring A.S	399	4.2
Fiba Factoring Hizmetleri A.S	311	3.3
Fiba/ Fina Groups Total	5,290	55.7
Other shareholders	4,210	44.3
TOTAL	9,500	100

Furthermore, Finansbank’s 100 Founder Shares are fully owned by the Fiba Group.

Financial data in accordance with IFRS audited financial statements

Consolidated Balance Sheet (€ millions)	2005	2004	2003
Assets
Cash and balances with central banks	1,468	1,303	1,060
Financial assets	1,757	1,063	1,052
Loans and advances to customers	7,007	5,043	4,049
Tangible assets	199	199	188
Other assets	98	92	87
Total Assets	10,528	7,701	6,436

Liabilities
Due to customers and banks	6,136	5,396	4,816
Market borrowings (including subordinated debt)	3,049	1,216	785
Other liabilities	328	369	273
Total Liabilities	9,514	6,980	5,874
Shareholders’ Equity	964	663	508
Minority Interest	51	58	53
Total Equity and Liabilities	10,528	7,701	6,436

Consolidated income statement (€ millions)	2005	2004	2003
Net interest income	588	418	350
Net commission income	225	170	87
Other income	198	118	181
Total income	1,012	707	617
Impairment losses on loans & advances	(65)	(29)	(28)
Operating expenses	(518)	(406)	(315)
Operating profit	429	272	274
Share of profit of associates	2	0	0
Profit before tax & minority interests	431	272	274
Tax	(115)	(62)	(65)
Inflationary accounting	(16)	(19)	(18)
Minority interests	(9)	(8)	(8)
Profit for distribution	290	184	184

Balance Sheet of companies to be acquired (€ millions)	2005	2004
Assets
Cash and balances with central banks	930	764
Financial assets	1,241	470
Loans and advances to customers	5,159	3,448
Property, equipment and intangible assets	154	133
Other assets	292	273
Total Assets	7,776	5,087
Liabilities
Due to customers and banks	3,981	3,088
Market borrowings (including subordinated debt)	2,498	1,08
Other liabilities	285	235
Total Liabilities	6,765	4,403
Shareholders’ Equity	964	663
Minority Interest	47	21
Total Equity and Liabilities	7,776	5,087

Income statement of companies to be acquired (€ millions)	2005	2004
Net interest income	481	347
Net commission income	138	101
Other income	167	57
Total income	786	504
Impairment losses on loans & advances	-84	-19
Operating expenses	-348	-257
Operating profit	354	227
Share of profit of associates	1.9	0.0
Profit before tax & minority interests	355	227
Tax	-101	-47
Inflationary accounting	-24	-51
Minority interests	-9	-2
Profit for distribution	222	128

4.   VALUATION OF FINANSBANK, EXCLUDING THE NON-TURKISH BUSINESS

Valuation Methodology

The value of Finansbank, excluding the Non-Turkish Business was estimated on the basis of the following principal valuation methodologies:

Discounted Cash Flow Analysis

Comparable Publicly-Traded Company Analysis

Comparable Transaction (Acquisition) Analysis

Sell-Side Analysts’ Forecasts and Price Targets

Based on these valuation methodologies, the board believes that the valuation range for Finansbank, excluding the Non-Turkish Business, as of the date hereof, is US$5,000 million to $6,000 million.

The valuation range is based on a relevant report, dated 3 April 2006, by Credit Suisse, which includes Credit Suisse’s opinion as to the fairness to NBG, from a financial point of view of the Finansbank Consideration and the appropriateness of the valuation methodologies employed.  Credit Suisse’s report, which is set forth in Annex A, is subject to a number of important assumptions and limitations, including an assumption that all financial forecasts and projections relevant to the valuation methodologies employed were prepared on bases reflecting the best currently available estimates and judgments of the management of Finansbank as to the future financial performance of Finansbank, excluding the Non-Turkish Business.

5.   MAJOR SHAREHOLDERS

No shareholder of NBG has, either directly or indirectly, a shareholding of over 5% in NBG.

6.   SELLING PRICE

The board proposes a share capital increase of NBG, with preemptive rights, up to the amount of €3,000,000,000. The securities to be offered shall be new, ordinary shares for subscription by NBG’s shareholders, whose subscription rights shall be freely traded on the ATHEX. The board also proposes that the issue price shall not be higher than the stock market price as at the coupon cut-off date.

Athens, 3 April, 2006

FOR THE BOARD OF DIRECTORS

CREDIT SUISSE SECURITIES (EUROPE) LIMITED
One Cabot Square	Phone	+44 (0)20 7888 8888
London E14 4OJ	Fax	+44 (0)20 7888 1600
www.credit-suisse. com

3 April 2006

Board of Directors
National Bank of Greece S.A.
Aiolou Street 86
Athens 10232, Greece

Gentlemen:

You have advised Credit Suisse Securities (Europe) Limited (“Credit Suisse” or “us”) that, in light of: (i) the proposal by National Bank of Greece S.A. (the “Acquiror”) to acquire (the “Acquisition”) 46.0 per cent of the issued ordinary shares (or 437 million Tradeable(1) Shares) of Finansbank A.S. (the “Target”) and all of the 100 Founder shares of the Target for an aggregate consideration of USD 2,774.0 million in cash (the “Consideration”); and (ii) the proposed rights issue by the Acquiror in favour of its existing shareholders (the “Rights Offering”) for the purposes of partially funding the Consideration, the Board of Directors of the Acquiror must compile and disclose to the Acquiror’s shareholders (the “Shareholders”) a report that includes, amongst other things, a valuation (the “Valuation”) concerning the business of the Target to be acquired by the Acquiror, in order to comply with the requirements of Article 289 (4) of the Regulations of the Athens Stock Exchange (the “Regulations”). You have further advised us that the Regulations require that the Valuation be derived from a report by a bank or investment services firm having the right to provide underwriting services or by an auditing firm. The Acquisition will be effected pursuant to the terms of the Share Purchase Agreement dated 3 April 2006 (the “Share Purchase Agreement”), between FIBA Holding A.S., FINA Holding A.S., Girisim Factoring A.S., FIBA Factoring Hizmetleri A.S. (together, the “Vendor”) and the Acquiror. The Share Purchase Agreement contemplates that, simultaneous with the closing thereunder of the Acquisition, the Target will sell certain businesses outside of Turkey (excluding Malta) comprised of Finansbank Romania S.A., Finansbank Suisse S.A., Finansbank Russia Ltd., Finansbank Holland N.V. to an affiliate of the Vendor for total cash consideration of USD 579,882,775 (the “International Assets Sale”). For purposes of our opinion set forth in this letter, “Business” refers to the business of the Target after giving effect to the International Assets Sale and the receipt of such cash proceeds. We understand that the Acquisition will lead to the Acquiror being required under Turkish law to make a mandatory offer to acquire the remaining ordinary shares in the Target.

This letter is delivered pursuant to our engagement letter of 28 March 2006.

We and our affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for corporate and other purposes. We are acting as financial advisor to the Acquiror in connection with the Acquisition and we expect to receive fees for our services in connection with the Acquisition and related financing matters, and the Acquiror has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In addition, we have provided certain investment banking services to the Acquiror from time to time. We also may provide investment banking services to the Acquiror in the future. In connection with the above-described investment banking services, we have received, and may receive in the future, compensation.

(1) Each Finansbank A.S. share trading on the Istanbul Stock Exchange comprises 10 ordinary shares. Therefore there is a total of 9,500,000,000 ordinary shares which translates into 950,000,000 tradeable share units

Registered Office as above
Registered in England No. 891554
Authorised and regulated by the Financial Services Authority
VAT No: GB 447 0737 41

Credit Suisse is a full service securities firm engaged, either directly or through its afiliates, in securities trading, investment management, financial planning risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Credit Suisse and its afiliates may provide such services to the Acquiror, the Target and their respective afiliates, may actively trade the debt and equity securities (or related derivative securities) of the Acquiror and the Target for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities. Credit Suisse is not an afiliate of the Target and has not been an afiliate of the Target at any time in the last five years. In addition, we confirm that Ewen Stevenson, the authorised signatory of this letter solely for and on behalf of Credit Suisse, is not afiliated with the Target and has not provided advice or services to, or received compensation from, the Target at any time in the last five years.

In connection with this opinion, we have reviewed, among other things:

(a)   The Information Memorandum on the Target dated December 2005 provided by the Target and its financial advisors;

(b)   The presentation document entitled “Management Presentation January 2006” presented to the Acquiror;

(c)   The annual reports to Shareholders of the Acquiror and to Shareholders of the Target, as at and for the years ended 31 December 2004 and 31 December 2005;

(d)   Certain internal financial analyses and forecasts for the Target prepared by the Target management;

(e)   Certain financial analyses and forecasts for the Target by the management of the Acquiror;

(f)    Pro-forma consolidated IFRS financial statements unaudited for the in-scope entities as at and for the years ended 31 December 2004 and 31 December 2005;

(g)   The reported price and trading activity for the Target’s Ordinary Shares;

(h)   The Draft Data Room Review Report prepared by PriceWaterhouseCoopers for the Acquiror;

(i)    Certain financial and stock market information for the Target compared with similar financial and stock market information for certain other companies the securities of which are publicly traded;

(j)    The financial terms of certain recent business combinations in the banking industry specifically and in other industries generally; and

(k)   Existing market conditions prevailing in the banking sector in Turkey.

We have also held discussions with members of the senior management of the Target on 1 April 2006 regarding their assessment of the past and current business operations, financial condition and future prospects of the Target. In addition, we have performed such other studies and analyses, and considered such other factors, as we considered appropriate.

We have relied upon the Acquiror’s management’s assessments, reports and due diligence reports and reviews provided by the Acquiror’s other advisors.

Our opinion is necessarily based upon economic, market, regulatory and other conditions as well as on the information made available to us as of the date hereof and we are under no obligation to update our opinion to take account of any change in such conditions or information. With your consent we have relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion.

We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and, accordingly, we have relied on the assessment of the Acquiror’s management of allowances for non performing net customer loans adequate to cover such losses. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities (including the Target’s loan book and/or any contingent, derivative or of-balance-sheet assets and liabilities) of the Target or any of its subsidiaries.

With respect to the assessments provided to us by the management of the Acquiror of potential cost savings and synergies that management anticipates will result from the Acquisition, we have been advised by the management of the Acquiror and with your consent we have assumed, that such assessments have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Acquiror.

With your consent we have assumed for the purposes of this opinion that the International Assets Sale is undertaken for fair value.

Our opinion does not address the merits of the Acquisition or the underlying commercial decision of the Board of Directors of the Acquiror to efect the Acquisition and to recommend that Shareholders approve the Acquisition or the Rights Ofering. In addition, we are not expressing any opinion as to the future value or trading price of any securities of the Target or the Acquiror at any time.

Our opinion expressed herein is provided to assist the Board of Directors of the Acquiror in satisfying the requirements of the Regulation in connection with the Acquisition and is addressed solely to the Board of Directors of the Acquiror for that purpose. We are acting for the Acquiror in connection with the Acquisition and for no one else. Specifically, our opinion set forth in this letter does not constitute a recommendation as to whether or not any Shareholder should approve the Acquisition or the Rights Ofering.

In arriving at our opinion, we have employed the following principal valuation methodologies           (the “Valuation Methodologies”): Discounted Cash Flow Analysis; Comparable Publicly-Traded Company Analysis; Comparable Transaction (Acquisition) Analysis; sell-side analysts’ forecasts and price targets. The Valuation Methodologies were discussed and agreed in advance with the senior management of the Acquiror. With respect to any financial forecasts or projections relevant to the Valuation Methodologies, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Target, at the date hereof, as to the future financial performance of the Business.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof:          (i) the Valuation Methodologies are appropriate for purposes of this opinion; (ii) the valuation range for the Business, as at the date hereof, is USD 5,000 million to USD 6,000 million and (iii) the Consideration to be paid by the Acquiror pursuant to the Share Purchase Agreement is fair from a financial point of view to the Acquiror.

Very truly yours,

Credit Suisse Securities (Europe) Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis
(Registrant)

Date : 6th April, 2006

Deputy Chief Executive Officer